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                       SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 2 )*

                              Yonkers Financial Corporation
-------------------------------------------------------------------------------

                                  Common Stock
-------------------------------------------------------------------------------
                                   0-27716

 -----------------------------------------------------------------------------
                                 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054,
                            (973) 560-1400, Ext.108

-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                               October 5, 1999
----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (I) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has hled no amendment subsequent thereto reporting beneficial ownership of hve percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subjcct to all other provisions of the Act (however, see the Notes).

CUSIP NO. 0-27716
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman and Associates, L.L.C. 22-3343079
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                   (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                                   52,000
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                            52,000

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     52,000
                  --------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                        / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   2.199
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON* OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D

CUSIP NO. 0-27716
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman Investment Partnership, L.P. 22-3360395
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) /X/
                                   (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                                   22,400
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                            22,400

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     22,400
                  --------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                        / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .947
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D

CUSIP NO. 0-27716
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman Investment PartnershipII, L.P. 22-3603662
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) /X/
                                   (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                                   37,900
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                            37,900

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     37,900
                  --------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                        / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.603
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D

CUSIP NO. 0-27716
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Kerrimatt SS# 22-3583179
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /X/
                                   (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                                   23,400
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                            23,400

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     23,400
                  --------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                        / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .989
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D

CUSIP NO. 0-27716
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Federal Holdings, L.L.C. SS# 13-3838083
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                   (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                                   23,400
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                            23,400

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     23,400
                  --------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                        / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   .989
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON* OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D

CUSIP NO. 0-27716
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Lawrence B. Seidman  SS#075 38 0679
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                   (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                                   1,000
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                            1,000

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     160,100
                  --------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                        / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   6.773
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE F

CUSIP NO. 0-27716
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Dennis Pollack  SS####-##-####
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /X/
                                   (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
--------------------------------------------------------------------------------

                           7  SOLE VOTING POWER
NUMBER OF                                   2,600
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER

                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                            2,600

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     2,600
                  --------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                        / /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .109
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D

The statement on Schedule 13D which was filed May 3, 1999 and Amendment #1 which was filed on July 21, 1999, on behalf on behalf of Seidman and Associates, L.L.C. ("SAL"), Seidman and Associates II, L.L.C. ("SALII"), Seidman Investment Partnership, LP ("SIP"), Seidman Investment Partnership II, LP ("SIPII") Federal Holdings L.L.C. ("Federal"), Kerrimatt, LP ("Kerrimatt") and Lawrence B. Seidman ("Seidman") (collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common Stock (the "Shares"), of Yonker Financial Corporation, a Delaware Corporation (the "Issuer") is hereby amended as set forth below: Such Statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

2.       Identity and Background

(a)      Dennis Pollack ("Pollack")
(b)      47 Blueberry Drive
         Woodcliff Lake, NJ 07675
(c) Pollack is the Managing Director of Pegasus Funding Group, Newtown Square, Pennsylvania.
(d) During the last five years Pollack has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years Pollack was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      U.S.A.


4.  Purpose of Transaction

On October 5, 1999, Seidman, individually, and SAL sent a letter to Joseph L. Macchia, Corporate Secretary, requesting representation on Yonkers Financial Corporation's Board of Directors for two nominees: Seidman and Pollack. The letter of October 5, 1999 is attached hereto as Exhibit A and is incorporated herein in its entirety.


5. Interest in the Securities of the Issuer

(a)(b)(c) As of the close of business on September 30, 1999 the Reporting Persons owned beneficially an aggregate of 162,700 shares of Common Stock, which constituted approximately 6.883% of the 2,363,739 shares of Common Stock outstanding, as disclosed in the Issuer's news release dated September 17, 1999.

The schedule below describes transactions in the Common Stock effected by the Reporting Persons from July 21, 199 to October 4, 1999. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions that have not been previously reported in the Common Stock during the past sixty (60) days.

                 No of                        Total
  Trade Date     Shares       Price       Cost/(Proceeds)        Entity
--------------- ----------- ------------ --------------------- -----------
83099           1,200       18.63        22,505.25             Pollack
--------------- ----------- ------------ --------------------- -----------
--------------- ----------- ------------ --------------------- -----------
83099           1,400       18.63        26,255.25             Pollack
--------------- ----------- ------------ --------------------- -----------
--------------- ----------- ------------ --------------------- -----------
91599           1,000       18.25        18,250.00             Seidman
--------------- ----------- ------------ --------------------- -----------
--------------- ----------- ------------ --------------------- -----------
92799           5,000       18.32        91,562.50             SAL
--------------- ----------- ------------ --------------------- -----------
--------------- ----------- ------------ --------------------- -----------
92799           2,000       18.32        36,625.00             SIP
--------------- ----------- ------------ --------------------- -----------
--------------- ----------- ------------ --------------------- -----------
92799           2,500       18.32        45,781.25             Federal
--------------- ----------- ------------ --------------------- -----------
--------------- ----------- ------------ --------------------- -----------
92799           2,500       18.32        45,781.25             Kerrimatt
--------------- ----------- ------------ --------------------- -----------
--------------- ----------- ------------ --------------------- -----------
92999           3,000       18.13        54,375.00             SAL
--------------- ----------- ------------ --------------------- -----------
Total          18,600                   341,135.50

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  October 5, 1999                 ss/Lawrence B. Seidman
                                                   ----------------------------
                  Date                             Lawrence B. Seidman, Power of
                                                   Attorney Pursuant to Joint
                                                   Filing Statement Dated
                                                   February 26, 1999.

                  October 5, 1999                  Dennis Pollack
                                                   ---------------------------
                  Date                             Dennis Pollack, Individually

                            LAWRENCE B. SEIDMAN, ESQ.
                                 100 Misty Lane
                                 P. O. Box 5430
                              Parsippany, NJ 07054
                               October 5, 1999

Via Fax and Federal Express
Yonkers Financial Corporation
6 Executive Plaza
Yonkers, New York 10701
Att: Mr. Joseph L. Macchia, Corporate Secretary

Dear Mr. Macchia:

Seidman & Associates, LLC ("SAL") and I, (hereinafter referred to as "Nominating Shareholders") hereby give notice that they are nominating me ("Seidman") and Dennis Pollack ("Pollack") for election to the Yonkers Financial Corporation ("YFCB") Board of Directors at the next Annual Meeting of Shareholders, scheduled for January 27, 2000. This action is necessary because the Board has denied the request previously made to increase the Board and appoint me as a Director. Therefore, YFCB is solely responsible for the unecessary expenditure of corporate funds in connection with the ensuing proxy contest.

I, individually, am the record holder of 1,000 shares of YFCB stock and my address, on your corporate books, is 19 Veteri Place, Wayne, New Jersey 07470. SAL is the record holder of 1,000 shares of YFCB stock and its address on your corporate books is also 19 Veteri Place, Wayne, New Jersey 07470. In addition, SAL is also the beneficial owner of 52,000 shares of stock (including the 1,000 shares noted above) and I am the beneficial owner of 158,100 shares of YFCB stock (the SAL shares are also included within the number of shares I beneficially own.) All the shares (except the 2000 shares held in record name) are held by Bear Stearns & Co. which appear under CEDE & Co. on the books and records of YFCB. CEDE & Co.'s address is 55 Water Street, New York, NY 10041.

I am also the authorized representative of SAL, Seidman Investment Partnership, L.P., ("SIP"), Seidman Investment Partnership II, L.P. ("SIPII"), Kerrimatt, L.P. ("Kerrimatt") and Federal Holdings, LLC ("Federal"). All the disclosures set forth in the Schedule 13D filed on May 3, 1999 and Amendment #1 to Schedule 13D filed July 21, 1999 are incorporated herein in their entirety by reference, including without limitation the dislosures concerning the shareholdings of each of the noted entities.

It is the opinion of counsel for The Nominating Shareholders that Section 6(c) of the Bylaws of YFCB ["Section 6(c)"] is not valid or enforceable; and, it is therefore not necessary to submit the information stipulated thereunder in order to effectively nominate persons for election to the Board of Directors. Nevertheless, in the spirit of cooperation and without prejudice, the Nominating Shareholders herewith submit Exhibit A, which contains all the information required by Section 6 (c); except the home addresses of myself and Pollack, which are as follows:

                                            Dennis Pollack
                                            47 Blueberry Drive
                                            Woodcliff Lake, NJ 07675

                                            Lawrence B. Seidman
                                            19 Veteri Place
                                            Wayne, NJ 07470

I hereby request, on behalf of The Nominating Shareholders and on behalf of the nominees, that you provide me with YFCB's updated shareholder lists (including the NOBO/CEDE/Philadep list) as required by the Delaware General Corporation Law, Section 14a-7 of the Exchange Act of 1934, and Rule 14a-7 promulgated thereunder so that proxies can be solicited for the two (2) director nominees, and in opposition to management's slate of directors. Pursuant to Rule 14a-7, please deliver the shareholder lists to me within five (5) business days. A copy of the Certification required pursuant to Rule 14a-7 is attached hereto.

I hereby request that the above shareholder lists be provided to me in paper, and magnetic tape, or disc form (whichever form is utilized by your transfer agent). Furthermore, please update the record holder information on a daily basis, or at the shortest other reasonable intervals, until the record date for the next Annual Meeting.

The Nominating Shareholders feel very strongly that shareholder representation is very important to corporate governance, and to the maximization of shareholder value. If a representative of the YFCB desires to discuss the accomplishment of these goals, please contact me.

The enclosed material is being filed with you, as the Secretary of YFCB, as required by Section 6(c). In addition, if it is the opinion of YFCB that additional information is required, pursuant to Section 6(c), please notify me in writing, specifying what information is required. If you require the operating agreements for Federal and SAL or the partnership agreements for SIP and SIPII or the letter agreements for Kerrimatt, please notify me in writing. (These were previously filed as Exhibits to the Schedule 13D filed on May 3, 1999.) Furthermore, please specify the basis of each said request so same can be properly evaluated.

The Nominating Shareholders have no material financial interest in the proxy solicitation to be conducted in opposition to the nominees selected by YFCB management. Any director fees paid to the nominees (Seidman and Pollack), if they are elected, will belong to the respective nominee.

This letter is being signed by both of the Nominating Shareholders to comply with the requirements of Section 6(c).

This letter and notice is being provided in accordance with Section 6 (c) of YFCB's Amended and Restated Bylaws.

If you have any questions concerning the above or require any additional information, please contact the undersigned.

                                               Very truly yours,

                                               ss/Lawrence B. Seidman
                                               --------------------------------
                                               Lawrence B. Seidman, Individually
                                               ss/Lawrence B. Seidman
                                               --------------------------------
                                               Lawrence B. Seidman, Manager
                                               Seidman and Associates, L.L.C.

                                  CERTIFICATION

         Lawrence B. Seidman, upon his oath certifies as follows:
         1. The Nominating Shareholders will not use the shareholder list information for any purpose other than to communicate with, and, if necessary, to solicit proxies from, the shareholders of Yonkers Financial Corporation with respect to the slate of Directors proposed by management for election at the next annual shareholder meeting.
         2. Nominating Shareholders will not disclose the shareholder list information to any person other than the beneficial owner for whom the shareholder list request was made, or an employee or agent to the extent necessary to effect the communication or solicitation referred to above.


                                                     LAWRENCE B. SEIDMAN
STATE OF NEW JERSEY )
                    )SS.
COUNTY OF MORRIS    )
BEFORE ME, a notary public in and for the State of New Jersey, County of Morris, did personally appear LAWRENCE B. SEIDMAN, who made oath under penalty of perjury that the aforesaid facts are true and correct to the best of his knowledge, information and belief.

         GIVEN under my hand and seal this 5th day, October, 1999.

ss/Ruth W. Rivkind
Notary Public of New Jersey
My Commission expires:
Feb. 14, 2001

                                    EXHIBIT A
                SCHEDULE OF INFORMATION REQUIRED BY SECTION 6(c)
                                     of the
                     BYLAWS OF YONKERS FINANCIAL CORPORATION
(i)      The Nominating Shareholders and their addresses:
                                                              No. of Shares
                                                              Held As
                 Name             Business Address            Recordholder*
                 ----             ----------------            -------------
 1.Seidman and Associates, L.L.C  19 Veteri Place                1000
                                  Wayne, NJ 07470
 2. Lawrence B. Seidman           19 Veteri Place                1000
                                  Wayne, NJ 07470

[*Each Nominating Shareholder is the beneficial owner of additional shares as set forth in subparagraph (iv) below. ]

(ii) Name, age, business address of Nominees:

         Lawrence B. Seidman,  Age 51
         100 Misty Lane
         Parsippany, NJ 07470

         Dennis Pollack  Age  49
         47 Blueberry Drive
         Woodcliff Lake, NJ 07675

(iii) Principal occupation or employment of Nominees and relationships (business, employment, familial) with Nominating Shareholders:

         Lawrence B. Seidman, Mr. Seidman, since approximately March 1999, has been a director of CNY Financial Corporation and its wholly owned subsidiary, Cortland Savings Bank; and, since August 1999, he has been a director of South Jersey Financial Corporation and its wholly owned subsidiary, South Jersey Savings and Loan Association. Since March 10, 1999, Mr. Seidman has been the President, General Counsel and a Director of Menlo Acquisition Corporation. Mr. Seidman is also Manager of Seidman & Associates, L.L.C, President of Veteri Place Corp., the sole General Partner of Seidman Investment Partnership, LP, Seidman Investment Partnership II, LP, Manager, of Federal Holdings, L.L.C. and business consultant to certain partnerships and individuals, including, but not limited to, Kerrimatt, LP. [Further information with regard to each entity is set forth in subpargraph (iv) and the Schedule 13D filed on May 3, 1999 and amendments thereto.]

         Dennis Pollack Since December 1, 1996, has been the Managing Director of Pegasus Funding Group based in Newton Square, Pennsylvania, an asset based lender. From April 1996 to December 1998 was President, Chief Executive Officer and a Member of the Board of Directors of the Connecticut Bank of Commerce. Since October 1998 has been a consultant to Valley National Bank of Wayne, New Jersey and since December 1998 has been a consultant to the Connecticut Bank of Commerce. From January 1995 to March 1996, he was Regional Vice President and National Director of Bank Consulting of Axiom Management Consulting, a management consulting firm that provides specialized business processing reengineering services. From April 1995 to December 1995, he was a Regional President of First Fidelity Bank; New York. From March 1988 to April 1995, he was the President, Chief Executive Officer and a Member of the Board of Directors of the Savings Bank of Rockland County. The Savings Bank of Rockland County was purchased by First Fidelity Bank. Mr. Pollack is the Chairman of the Salvation Army Board
         -  Rockland  County,  New  York  and was  previously  on the  Executive
         Committee for Good Samaritan Hospital and the Citizens Advisory Committee for the Helen Hayes Hospital.

 (iv)(a) The following sets forth the name, business address, and the number of shares of Common Stock of the YFCB beneficially Owned as of September 30, 1999, by each of the Nominating Shareholders. [The actual stock purchase transactions are set forth on
               Exhibit B.]

                                                     Number of Shares
                                                     of Common Stock
                                                     Beneficially
         Name                                        Owned & Owned      Percent
         Class                                       in Record Name (4)   of
-------------------------------------------------------------------------------
1. Lawrence B. Seidman,       Lanidex Center         160,100             6.773
Individually(Seidman)and      100 Misty Lane
on behalf of entities         Parsippany, NJ 07054
and clients(1)
2.Seidman and Associates,     Lanidex Center,         52,000             2.199
L.L.C.(SAL)                   100 Misty Lane
                              Parsippany, NJ 07054

----------------------
(1) Seidman owns 1,000 shares of common stock directly, but may be deemed to have sole voting power and dispositive power as to 158,100 shares beneficially owned by SIP, SIPII, SAL, Kerrimatt and Federal. Mr. Pollack beneficially owns 2,600 shares. On November 8, 1995, the acting director of the Office of Thrift Supervision (OTS) issued a Cease and Desist Order against Seidman ("C & D") after finding that Seidman recklessly engaged in unsafe and unsound practices in the business of an insured institution. The C & D actions complained of were due to Seidman having allegedly obstructed an OTS investigation. The C & D ordered him to cease and desist from (i) any attempts to hinder the OTS in the discharge of its regulatory responsibilities, including the conduct of any OTS examination or investigation; and (ii) any attempts to induce any person to withhold material information from the OTS related to the performance of its regulatory responsibilities. The C & D also provides that for a period of no less than three (3) years if Seidman becomes an institution-affiliated party of any insured depository institution subject to the jurisdiction of the OTS, to the extent that his responsibilities include the preparation or review of any reports, documents, or other information that would be submitted or reviewed by the OTS in the discharge of its regulatory functions, all such reports, documents, and other information shall, prior to submission to, or review by the OTS, be independently reviewed by the Board of Directors or a duly appointed committee of the Board to ensure that all material information and facts have been fully and adequately disclosed. In addition, a civil money penalty in the amount of $20,812 was assessed under the C & D.

(iv)(b) The following sets forth the name, business address, and the number of shares of Common Stock of the YFCB beneficially Owned as of September 30, 1999, by each of the affiliates of the Nominating Shareholders. [The actual stock purchase transactions are set forth on Exhibit B.]

                                                      Number of Shares
                                                      of Common Stock
                                                      Beneficially
            Name             Business Address        Owned & Owned      Percent
            Class                                     in Record Name(4)    of

1. Seidman Investment        19 Veteri Place            22,400            .947
Partnership, L.P.(SIP)       Wayne, NJ 07470
2. Seidman Investment        19 Veteri Place           37,900            1.603
Partnership II, L.P. (SIP)   Wayne, NJ 07470
3. Federal Holdings, LLC     One Rockefeller Plaza     23,400             .989
                             New York, NY 10020
4. Kerrimatt, LP             80 Main St.               23,400             .989
                             West Orange, NJ 07052
5. Dennis Pollack            47 Blueberry Drive         2,600             .109
                             Woodcliff Lake, NJ 07675


The aggregate purchase price of the 162,700 Shares owned beneficially by the above on September 30, 1999 was approximately $2,493,547, (inclusive of brokerage commissions). Such Shares have been (or will be in the case of transactions which have not yet settled) paid for through working capital of the respective entities. As of September 28, 1999, none of the Nominating Shareholders had an outstanding margin balance.

Seidman and Associates L.L.C. ("SAL") is a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 19 Veteri Place, Wayne, New Jersey 07470. Seidman is the Manager of SAL and has sole investment discretion and voting authority with respect to such securities.

Seidman Investment Partnership, L.P. ("SIP") is a New Jersey limited partnership, whose principal and executive offices are located at 19 Veteri Place, Wayne, NJ 07470. Veteri Place Corporation is the sole General Partner of SIP and Seidman is the only shareholder and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

Seidman Investment Partnership II, L.P. ("SIPII") is a New Jersey limited partnership, whose principal and executive offices are located at 19 Veteri Place, Wayne, NJ 07470. Veteri Place Corporation is the sole General Partner of SIP and Seidman is the only shareholder and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

Kerrimatt, LP ("Kerrimatt") is a limited partnership formed, in part, to invest in stock of public companies whose principal and executive offices are located at 80 Main Street, West Orange, New Jersey 07052. David Mandelbaum is the General Partner of Kerrimatt. Seidman has the sole investment discretion and voting authority with respect to such securities.

Federal Holdings L.L.C. ("Federal") is a New York limited liability company, organized to invest in securities, whose principal and executive offices are located at One Rockefeller Plaza, 31st Floor, New York, NY 10020. Seidman is the Manager of Federal and has sole investment discretion and voting authority with respect to such securities.

Seidman is also a private investor whose principal office is located at 100 Misty Lane, Parsippany, NJ 07054. Seidman has sole investment discretion and voting authority for SAL, SIP, SIPII, Kerrimatt and Federal.

Dennis Pollack is also a private investor whose principal office is located at 47 Blueberry Drive, Woodcliff Lake, New Jersey.

A. The General Partner of SIP is: Veteri Place Corp; a New Jersey Corporation (Seidman is the sole officer, and shareholder). Seidman through Veteri Place Corp. is entitled to 20% of the profits.

B. The General Partner of SIPII is: Veteri Place Corp; a New Jersey Corporation (Seidman is the sole officer and shareholder). Seidman through Veteri Place Corp. is entitled to 25% of the profits.

C. The members SAL are: Seidman; Sonia Seidman; Seidcal Associates LLC (Brant Cali, Managing Member); Paul Schmidt; and Richard Greenberg. Seidman is entitled to an annual salary of $300,000 and as Manager is entitled to a 5% of the profits earned by SAL.

D. Seidman has an agreement with Kerrimatt, L.P., which gives him the complete discretion to vote and dispose of securities of the Issuer owned by Kerrimatt, L.P. Seidman is entitled to a percentage of the profits derived from these securities, which is calculated after allowing a return to Kerrimatt, L.P.

E. Seidman has an agreement with Federal which gives him the complete discretion to vote and dispose of securities of the Issuer owned by Federal. Seidman is entitled to a percentage of the profits derived from these securities which is calculated after allowing a return to Federal.

F. None of the partners of Kerrimatt, SIP and SIPII, members of SAL or Federal, or Pollack own any shares of Issuer except as disclosed herein.

The following are certain provisions concerning the division of profits or losses or guarantees of profits with reference to SAL, SIP, SIPII, Kerrimatt and Federal. In Section 8.1(d) of the operating agreement for SAL, Seidman is entitled to 5% of the net profits each year and his wife is entitled to 15% of the net profits. In addition Section 11.3(b) in SAL's operating agreement entitles Seidman to annual compensation of $300,000. Seidman is also entitled to 20% of the net profits under the agreements with SIP [Section 9(a)(I)]]. Seidman is also entitled to 25% of the net profits under the agreement with SIPII. [Section 9]. In addition,7 Seidman is also entitled to 25% of the Net Profits under the Agreement with Federal.

Seidman is the Manager of Federal, SAL, and is the president of the corporate general partner of SIP and SIPII; and investment manager for Kerrimatt and, in that capacity, Seidman has the authority to cause those entities to acquire, hold, trade and vote these securities. SAL, Federal, Kerrimatt, SIP and SIPII were all created to acquire, hold and sell publicly traded securities. None of the entities disclosed herein were formed to solely acquire, hold and sell the Issuer's securities. Each of these entities owns securities issued by one or more companies other than Issuer. The members and limited partners in SAL, SIP, SIPII, Kerrimatt and Federal are all passive investors, who do not - and can not
- directly or indirectly participate in the management of these entities, including without limitation proxy contests. Seidman's compensation is, in part, dependent upon the profitability of the operations of these entities, but no provision is made to compensate Seidman solely based upon the profits resulting from transactions involving the Issuer's securities.

The voting power over the Issuer's securities is not subject to any contingencies beyond standard provisions for entities of this nature, (i.e., limited partnerships and limited liability companies) which govern the replacement of a manager or a general partner.

Pursuant to Section 16 of the Amended and Restated Agreement of Limited Partnership (Partnership Agreement), Veteri Place Corporation, as of the end of each fiscal quarter shall be entitled to receive an administrative fee equal to a quarter of 1% of SIP's assets.

The scheduled term of SIP is until December 31, 2014 unless sooner terminated as provided in the Partnership Agreement.

The Scheduled term of SIPII is until December 31, 2014 unless sooner terminated as provided in the Partnership Agreement.

SAL's term shall continue in full force and effect until May 1, 2024 unless terminated as provided for in its operating agreement.

Kerrimatt's term shall continue in full force and effect as provided in its Letter Agreement. Pursuant to Paragraph 7 of the Letter Agreement, Seidman is entitled to a quarterly administration fee equal to a .25% of 1% of Kerrimatt assets.

Federal's term shall continue in full force and effect until April 30, 2045 as provided for in its operating agreement. Pursuant to Article 10.1 of the operating agreement, Seidman's management term expires on June 30, 2000. Pursuant to Article 10.2 of the Operating Agreement, Seidman is entitled to a quarterly administration fee equal to .25% of 1% of Federal's assets.

The persons and entities listed above agreed to act in concert with regard to the election of Directors. The persons and entities listed above reserve the right to terminate their agreement to act in concert.

Each of the above entities, except as provided above disclaims any beneficial interest in any shares of Common Stock owned by the other named entities.

During the last five (5) years, none of SAL, SIP, SIPII, Federal, Kerrimatt, Pollack and Seidman (nor any of the members of the limited liability companies nor limited partners of the limited partnerships) to the best of their knowledge, (I) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Except SAL, Federal, SIP, Seidman (some of the Reporting Persons), were defendants in a litigation with respect to the proxy contest involving IBS Financial Corporation ("IBSF"). Specifically, a civil action was filed by IBSF, during a proxy contest with certain of the Reporting Persons, in the U. S. District Court. The claim was made that these members of the Reporting Persons did not make all of the disclosures required by the Securities Exchange Act of 1934. The District Court entered a Judgment dismissing the claims made by IBSF. The Third Circuit Court of Appeals reversed in part, and remanded the matter, determining that two (2) additional disclosures should have been made.
Pending the remand, an Amended Schedule 13D was filed making additional disclosures with regard to Seidcal Associates and Kevin Moore. Thereafter, the District Court entered a Judgment After Remand which directed the inclusion of these disclosures in the Schedule 13D.

The above disclosures are made, without prejudice, and without admitting that the disclosures are required by the respective rules and regulations.


                             SOLICITATION; EXPENSES

Proxies may be solicited by a Committee comprised of the Nominating Shareholders and the affiliates of the Nominating Shareholders listed above, (The "Committee") by mail, advertisement, telephone, facsimile, telegraph, and personal solicitation. Pollack and Seidman will be principally responsible to solicit proxies for the Committee and certain of their employees will perform secretarial work in connection with the solicitation of proxies, for which no additional compensation will be paid. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward the Committee's solicitation material to their customers for whom they hold shares and the Committee will reimburse them for their reasonable out-of-pocket expenses.

The Committee has retained Beacon Hill Partners, Inc. to assist in the solicitation of proxies and for related services. The Committee will pay Beacon Hill Partners, Inc. a fee of up to $15,000 and has agreed to reimburse it for its reasonable out-of-pocket expenses. In addition, the Committee has also agreed to indemnify Beacon Hill Partners, Inc. against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. Approximately six (6) persons will be used by Beacon Hill Partners, Inc. in its solicitation efforts.

The entire expense of preparing, assembling, printing, and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be exclusively borne by SAL, SIP and SIPII.

Although no precise estimate can be made at the present time, the Committee currently estimates that the total expenditures relating to the Proxy Solicitation incurred by the Committee will be approximately $40,000 of which $-0- has been incurred to date. The Committee intends to seek reimbursement from the Company for those expenses incurred by the Committee, if their nominees are elected, but does not intend to submit the question of such reimbursement to a vote of the Stockholders.

Seidman and Pollack entered into an agreement with SAL, SIP and SIPII, whereby these entities have agreed to bear all costs and expenses of, and indemnify against any and all liability incurred by, Seidman and Pollack in connection with Seidman and Pollack being candidates and a "participant in a solicitation" (as defined in the rules and regulations under the Securities Exchange Act of 1934, as amended). Seidman and Pollack will receive directors' fees upon their election as a Directors of the Company in accordance with the Company's then practice.

None of the participants in this solicitation nor any associates of the participants except as set forth herein (I) owns beneficially, directly or indirectly, or has the right to acquire, any securities of the Company or any parent or subsidiary of the Company, (ii) owns any securities of the Company of record but not beneficially, (iii) has purchased or sold any securities of the Company within the past two years, (iv) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (v) is or has been a party to any contract, arrangement or understanding with respect to any securities of the Company within the past year, (vi) has been indebted to the Company or any of its subsidiaries since the beginning of the Company's last fiscal year or (vii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. In addition, except as set forth herein none of the participants or any of the persons participating in this solicitation on behalf of the participants nor any associate or immediate family member of any of the foregoing persons has had or is to have a direct or indirect material interest in any transaction with the Company since the beginning of the Company's last fiscal year, or any proposed transaction, to which the Company or any of its affiliates was or is a party.

(vi)              During  the past ten years none of the  participants  has been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors).

(vii) As of September 17, 1999, there were 2,363,739 shares of Common Stock shares of the Corporation outstanding based upon the Company's September 17, 199 News Release. The next Annual Meeting is January 27, 2000. The record date for said meeting has not been disclosed.

------------------------------------------------------------------------------
                                    SHARE       TOTAL COSTS/
                           DATE     PRICE         PROCEEDS         SHARES
------------------------------------------------------------------------------
SEIDMAN & ASSOCIATES LLC
                           3599        15.06          75,312.00         5,000
                          31199        14.94          79,169.00         5,300
                          32399        14.96          59,854.00         4,000
                          32399        14.96          59,584.00         4,000
                           4599        14.94          37,344.00         2,500
                           4599        14.94          42,572.00         2,850
                           4899        14.94          74,687.00         5,000
                           4899        14.90          55,860.00         3,750
                          41299        14.56          23,300.00         1,600
                          42199        15.06         150,625.00        10,000
                          92799        18.32          91,562.50         5,000
                          92999        18.13          54,375.00         3,000

------------------------------------------------------------------------------
SUB-TOTAL                                            804,244.50        52,000

SEIDMAN INVEST. PARTNERSHIP, L.P.
                           4999        14.69         146,875.00        10,000
                           4999        14.69          73,437.00         5,000
                          41299        14.56          49,512.00         3,400
                          42399        14.93          29,875.00         2,000
                          92799        18.32          36,625.00         2,000

------------------------------------------------------------------------------

SUB-TOTAL                                            336,324.00        22,400

LAWRENCE B. SEIDMAN
                         /15/99        18.50          18,500.00         1,000







------------------------------------------------------------------------------
SUB-TOTAL                                             18,500.00         1,000


KERRIMATT, LP
                          31199        14.94          79,169.00         5,300
                          32399        14.96          59,854.00         4,000
                           4599        14.94          42,572.00         2,850
                           4899        14.90          55,860.00         3,750
                          41299        14.56          36,406.00         2,500
                          42199        15.06          37,656.00         2,500
                          92799        18.32          45,781.25         2,500


------------------------------------------------------------------------------
SUB-TOTAL                                            357,194.25        23,400

FEDERAL HOLDINGS LLC
                          31199        14.94          74,687.00         5,000
                          32399        14.87          74,375.00         5,000
                           4599        14.94          32,116.00         2,150
                           4899         14.9          55,860.00         3,750
                           4999        14.69          36,719.00         2,500
                          42199        15.06          37,656.00         2,500
                          92799        18.32          45,781.25         2,500

------------------------------------------------------------------------------
SUB-TOTAL                                            357,194.25        23,400

SEIDMAN INVEST. PARTNERSHLP II, L.P.
                          31199        14.94          74,687.00         5,000
                          32299        15.00          75,000.00         5,000
                           4599        14.94          32,116.00         2,150
                           4899        14.90          55,860.00         3,750
                           4999        14.69          36,719.00         2,500
                          42199        14.81          44,437.00         3,000
                          42199        15.06         112,969.00         7,500
                          42399        14.94          29,875.00         2,000
                          42799        15.18          75,937.50         5,000
                          52599      16.1875          33,625.00         2,000

------------------------------------------------------------------------------
SUB-TOTAL                                            571,225.50        37,900

DENNIS POLLACK
                          83099        18.63          22,505.25         1,200
                          83099        18.63          26,255.25         1,400



------------------------------------------------------------------------------

SUB-TOTAL                                             48,760.50         2,600


                          TOTAL                    2,493,547.00       162,700

                                    Affidavit




         I, Lawrence B. Seidman and I, Dennis Pollack consent to be named in the proxy statement as nominees and to serve as directors, if elected at the next Annual Meeting of Yonkers Financial Corporation.




                                                    ss/Lawrence B. Seidman
                                                    ----------------------
                                                    Lawrence B. Seidman

                                                    ss/Dennis Pollack
                                                    ----------------------
                                                    Dennis Pollack
Sworn to before me
 This    30th    day of  September, 1999


ss/Ruth W. Rivkind
   ----------------
   Ruth W. Rivkind
A Notary Public of New Jersey
My Commission Expires Feb. 14, 2001

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such Statement and all amendments to such statement is made on behalf of each of them.

         In addition the undersigned hereby appoints Lawrence B. Seidman as attorney-in-fact for the undersigned with authority to execute and deliver on behalf of the undersigned any and all documents (including any amendments thereto) required to be filed by the undersigned or otherwise executed and delivered by the undersigned pursuant to the Securities Exchange Act of 1934, as amended, all other federal, state and local securities and corporation laws, and all regulations promulgated thereunder.

         IN WITNESS WHEREOF, the undersigned hereby execute this agreement on September 30, 1999.


                                                 ss/Dennis Pollack
                                                 ----------------------------
                                                 Dennis Pollack, Individually